April 21, 2010

Ms. Kathleen Krebs
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:           ESCO Technologies Inc.
File No. 1-10596
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed November 30, 2009

Dear Ms. Krebs:

The attachment to this letter sets forth the response of ESCO Technologies Inc. to the comment letter of the Division of Corporation Finance of the Securities and Exchange Commission dated April 15, 2010, with respect to the above referenced filing.  We have duplicated the comment set forth in the comment letter in the attachment and have provided our response.

If you have any questions or if you require additional information, please do not hesitate to contact me at 314-213-7246.

Sincerely,

/s/ Gary E. Muenster
Gary E. Muenster
Executive Vice President
and Chief Financial Officer
ESCO Technologies Inc.
9900A Clayton Road
St. Louis, MO  63124

Compensation Consultant and Market Checking, page 9 of the Proxy Statement (comment #1):

We note your response to comment seven in our letter dated March 4, 2010, and are unable to agree that the composite surveys do not need to be disclosed.  As previously stated, Item 402 of Regulation S-K requires you to identify the component companies used for benchmarking purposes.  As you are using these surveys for benchmarking purposes, you must identify each company included in the surveys by name, regardless of the size of the benchmarking list.  Please confirm that you will identify all companies used for benchmarking purposes in future filings.

Response
We confirm we will identify all the component companies used for benchmarking purposes in future filings.